Exhibit 99.1

CNFinance Announces Fourth Quarter 2019 and

Fiscal Year 2019 Unaudited Financial Results

GUANGZHOU, China, March 16, 2020 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB2.0 billion during the fourth quarter of 2019, representing an increase of 81.8% from RMB1.1 billion in the same period of 2018.

●	Total number of transactions[2] was 4,284 during the fourth quarter of 2019, representing an increase of 83.5% from 2,334 in the same period of 2018.

●	Total interest and fees income were RMB596.9 million (US$85.5 million) in the fourth quarter of 2019, representing a decrease of 42.6% from RMB1,039.6 million in the same period of 2018.

●	Net income was RMB61.0 million (US$8.7 million) in the fourth quarter of 2019, representing a decrease of 67.6% from RMB188.1 million in the same period of 2018.

●	Basic and diluted earnings per ADS were RMB0.89 (US$0.13) and RMB0.81(US$0.12), respectively, in the fourth quarter of 2019, as compared to RMB3.01 and RMB2.71, respectively, in the same period of 2018.

Fiscal Year 2019 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB6.3 billion during the fiscal year of 2019, representing a decrease of 33.7% from RMB9.5 billion in 2018.

●	Total outstanding loan principal[3] was RMB11.3 billion as of December 31, 2019, as compared to RMB15.8 billion as of December 31, 2018.

●	Total number of active borrowers[4] was 25,253 as of December 31, 2019, representing a decrease of 18.6% from 31,039 as of December 31, 2018.

●	Total number of transactions was 12,790 during the fiscal year of 2019, representing a decrease of 26.0% from 17,276 in 2018.

●	Total interest and fees income were RMB2,970.2 million (US$425.8 million) for the fiscal year of 2019, representing a decrease of 30.8% from RMB4,292.7 million in 2018.

1 Refers to the total amount of loans CNFinance originated during the relevant period.

2 Refers to the total number of loans CNFinance originated during the relevant period.

3 Refers to the total amount of loans outstanding for loans CNFinance at the end of the relevant period.

4 Refers to borrowers with outstanding loan principal of home equity loans as at the end of a specific period.

●	Net income was RMB534.6 million (US$76.6 million) for the fiscal year of 2019, representing a decrease of 37.9% from RMB860.9 million in 2018.

●	Basic and diluted earnings per ADS were RMB7.80(US$1.12) and RMB7.29 (US$1.04), respectively, in the fiscal year of 2019, as compared to RMB13.76 and RMB12.39, respectively, in 2018.

“During the fourth quarter of 2019, we enhanced collaborations with existing trust company partners while broadening financing sources to drive down overall financing cost,” commented Mr. Zhai Bin, Chairman and CEO of CNFinance. “In collaboration with our largest trust company partner, China FOTIC, the Company established a new trust plan, under which the Company is able to instantly repay funds to trust companies after borrowers made payments for the underlying loans. We believe this has contributed to positive financial results with lower funding costs. Also, during the fourth quarter of 2019, we established several trust plans with other trust companies, reducing the overall financing cost. At the same time, after assessing future property price and liquidity uncertainties in some cities in China, we accelerated the disposal of non-performing assets to better manage risks. As the result of the Company’s generally low LTV ratio, we were able to maintain a high recovery rate on those assets. The fourth quarter of 2019 witnessed the continued expansion of our new collaboration model, as of December 31, 2019, we have signed cooperation agreements with around 1,300 sales partners, of which about 700 have already originated loans helping the fourth quarter loan origination volume to reach RMB2.0 billion. Moreover, we constantly strive to provide better service to our sales partners, and the online application we launched in the third quarter of 2019 has been well-received. We believe that it has made the loan application more accessible, while improving operational efficiency.

We expect 2020 to be a challenging year for CNFinance, but we also believe it would bring along many opportunities at the same time. As a leading home equity loan service provider in China, we will leverage our resources and knowledge gained from years of experience in the home equity loan business to provide better products and services to our customers. We will strive to continuously provide accessible, affordable and efficient financing solutions to micro-and small- enterprise (“MSE”) owners in China.”

Fourth Quarter 2019 Financial Results

Total interest and fees income for the fourth quarter of 2019 decreased by 42.6% to RMB596.9 million (US$85.5 million) as compared to RMB1,039.6 million for the same period of 2018, primarily due to a decrease in the balance of average daily loans outstanding.

Interest and financing service fees on loans decreased by 42.9% to RMB591.8 million (US$84.8 million) for the fourth quarter of 2019 as compared to RMB1,035.6 million for the same period of 2018, primarily due to the decrease of the balance of average daily loans outstanding, which is a result of the Company’s strategic focus on ensuring loan quality over loan growth and devoting its resources to the new collaboration model started since 2019.

Interest on deposits with banks increased by 27.5% to RMB5.1 million (US$0.7 million) for the fourth quarter of 2019 as compared to RMB4.0 million for the same period of 2018, primarily due to larger balance of time deposits with higher interest rates during the quarter.

Interest expenses decreased by 49.6% to RMB236.8 million (US$33.9 million) for the fourth quarter of 2019 as compared to RMB470.0 million for the same period of 2018, primarily due to (a) the decrease in interest-bearing borrowings which bore relatively higher interest rate, and (b) the instant repayment to trust companies after borrowers made payments for the underlying loans, which resulted in a decrease of idle cash.

Net interest and fees income decreased by 36.8% to RMB360.1 million (US$51.6 million) for the fourth quarter of 2019 as compared to RMB569.6 million for the same period of 2018.

Collaboration cost for sales partners, representing sales incentives paid to sales partners, was RMB75.8 million (US$10.9 million) for the fourth quarter of 2019, and it was nil for the same period of 2018, primarily due to the development of the collaboration model started since 2019.

Net interest and fees income after collaboration cost was RMB284.3 million (US$40.7 million) for the fourth quarter of 2019, representing a decrease of 50.1% from RMB569.6 million in the same period of 2018. Under the collaboration model the Company retain less interest and fee income for each loan generated as compared to the traditional model, as it shares a portion of such income with the sales partners.

Provision for credit losses decreased by 67.5% to RMB39.8 million (US$5.7 million) for the fourth quarter of 2019 as compared to RMB122.4 million for the same period of 2018. The decrease was primarily due to the following reasons: (a) the decrease in the overall outstanding principal of non-delinquent loans and loans delinquent within 90 days resulted in a decrease in collectively assessed allowances and (b) under the new collaboration model, the Company’s sales partners provided Credit Risk Mitigation Position5 as guarantees for loans originated through them.

Other losses, net was RMB0.7 million (US$0.1 million) for the fourth quarter of 2019, compared to RMB19.6 million for the same period of 2018, primarily attributable to the losses of disposing non-performing loans during fourth quarter.

Total operating expenses decreased by 7.5% to RMB163.1 million (US$23.4 million) for the fourth quarter of 2019, compared with RMB176.3 million for the same period of 2018.

Employee compensation and benefits decreased by 20.1% to RMB67.4 million (US$9.7 million) for the fourth quarter of 2019 as compared to RMB84.4 million for the same period of 2018. This was primarily due to the savings generated from the decrease in the number of sales personnel under the new collaboration model, under which borrowers are introduced by the independent sales partners who have signed cooperation agreements with us.

Share-based compensation expense decreased by 59.6% to RMB4.0 million (US$0.6 million) for the fourth quarter of 2019 as compared to RMB9.9 million for the same period of 2018. Under the Company’s share option plan, approximately 60%, 20% and 20% of the options granted vested during 2017, 2018 and 2019, respectively. Related compensation cost of the options granted was recognized over the requisite periods.

Taxes and surcharges were RMB20.0 million (US$2.9 million) for the fourth quarter of 2019, equal to the amount in the same period of 2018.

Operating lease costs decreased by 42.0% to RMB 8.0 million (US$1.1 million) for the fourth quarter of 2019 as compared to RMB13.8 million for the same period of 2018, primarily due to the development of the new collaboration model started in 2019 resulting the reduction in leased real estates in line with the significant decrease of sales personnel nationwide.

Other expenses increased by 35.0% to RMB63.7 million (US$9.1 million) for the fourth quarter of 2019 as compared to RMB47.2 million for the same period of 2018, primarily due to (a) an increase in promotion costs relating to building the new collaboration model started in 2019, and (b) an increase in the consulting fees paid to professional consultants during the ordinary course of business.

5 This refers to the contribution made by the sales partners to the limited partnerships formed between the sales partners and the Company under the Company’s new collaboration model, which range from 10%-25% of the loans issued to the borrowers introduced by such sales partners.

Income tax expenses decreased by 64.5% to RMB23.1 million (US$3.3 million) for the fourth quarter of 2019 as compared to RMB65.0 million for the same period of 2018, primarily due to the decrease in taxable income for the fourth quarter of 2019.

Net income decreased by 67.6% to RMB61.0 million (US$8.7 million) for the fourth quarter of 2019 as compared to RMB188.1 million for the same period of 2018.

Basic and diluted earnings per ADS were RMB0.89 (US$0.13) and RMB0.81 (US$0.12), respectively, compared to RMB3.01 and RMB2.71, respectively, for the same period of 2018. One ADS represents 20 ordinary shares.

Fiscal Year 2019 Financial Results

Total interest and fees income for fiscal year 2019 decreased by 30.8% to RMB2,970.2 million (US$425.8 million) as compared to RMB4,292.7 million for the same period of 2018, primarily due to a decrease in the balance of average daily loans outstanding.

Interest and financing service fees on loans decreased by 31.0% to RMB2,953.5 million (US$423.4 million) for the fiscal year of 2019 as compared to RMB4,278.8 million for the same period of 2018, primarily due to the decrease in the balance of average daily loans outstanding, which is a result of the Company’s strategic focus on ensuring loan quality over loan growth and devoting its resources to the new collaboration model started since 2019.

Interest on deposits with banks increased by 20.1% to RMB16.7 million (US$2.4 million) for the fiscal year of 2019 as compared to RMB13.9 million for the same period of 2018, primarily due to larger balance of time deposits with higher interest rates.

Interest expenses decreased by 32.6% to RMB1,309.8 million (US$187.8 million) for the fiscal year of 2019 as compared to RMB1,943.1 million for the same period of 2018, primarily due to (a) the decrease in interest-bearing borrowings which bore relatively higher interest rate, and (b) the instant repayment to trust companies after borrowers made payments for the underlying loans, which resulted in a decrease of idle cash.

Net interest and fees income decreased by 29.3% to RMB1,660.4 million (US$238.0 million) for the fiscal year of 2019 as compared to RMB2,349.6 million for the same period of 2018.

Collaboration cost for sales partners representing sales incentives paid to sales partners, it was RMB174.0 million (US$24.9 million) for the fiscal year of 2019, and it was nil in 2018, primarily due to the development of the collaboration model was started since 2019.

Net interest and fees income after collaboration cost was RMB1,486.4 million (US$213.1 million) for the fiscal year of 2019, representing a decrease of 36.7% as compared to RMB2,349.6 million for the same period of 2018. Under the collaboration model the Company retains less interest and fee income for each loan generated as compared to the traditional model, as it shares a portion of such income with the sales partners.

Provision for credit losses decreased by 16.3% to RMB362.8 million (US$52.0 million) for the fiscal year of 2019 as compared to RMB433.7 million for the same period of 2018. The decrease primarily due to the following reasons: (a) the decrease in the overall outstanding principal of non-delinquent loans and loans delinquent within 90 days resulted in a decrease in collectively assessed allowances and (b) under the new collaboration model, the Company’s sales partners provided Credit Risk Mitigation Position5 as guarantees for loans originated through them.

Other (losses)/gains, net was the net gains of RMB94.6 million (US$13.6 million) for the fiscal year of 2019, compared with the net losses of RMB14.6 million in the same period of 2018, primarily attributable to the gains from disposing non-performing assets during the year. The Company’s overall recovery rate on disposed NPL was over 100% for the fiscal year of 2019.

Total operating expenses decreased by 28.9% to RMB531.0 million (US$76.1 million) for the fiscal year of 2019 as compared to RMB746.7 million for the same period of 2018.

Employee compensation and benefits decreased by 48.5% to RMB228.1 million (US$32.7 million) for the fiscal year of 2019 as compared to RMB443.1 million for the same period of 2018. This was primarily due to the savings generated from the decrease in the number of sales personnel under the new collaboration model, under which borrowers are introduced by the independent sales partners who have signed cooperation agreements with us.

Share-based compensation expense decreased by 59.9% to RMB15.9 million (US$2.3 million) for the fiscal year of 2019 as compared to RMB39.7 million for the same period of 2018. Under the Company’s share option plan, approximately 60%, 20% and 20% of the options granted vested during 2017, 2018 and 2019, respectively. Related compensation cost of the options granted was recognized over the requisite periods.

Taxes and surcharges decreased by 16.6% to RMB67.7 million (US$9.7 million) for the fiscal year of 2019 as compared to RMB81.2 million for the same period of 2018, primarily attributable to (a) a decrease in taxable revenue, and (b) a decrease in the non-deductible value added tax (“VAT”). The decrease in VAT, in turn, was attributable to characterization of certain amounts as “service fees charged to trust plans” which are a non-deductible item. According to Chinese tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as input VAT on a consolidated trust plan level.

Operating lease costs decreased by 37.2% to RMB36.6 million (US$5.2 million) for the fiscal year of 2019 as compared to RMB58.3 million for the same period of 2018, primarily due to the development of the new collaboration model started in 2019 resulting the reduction in leased real estates in line with the significant decrease of sales personnel nationwide.

Other expenses increased by 60.8% to RMB182.7 million (US$26.2 million) for the fiscal year of 2019 as compared to RMB113.6 million for the same period of 2018, primarily due to (a) an increase in promotional costs relating to building the new collaboration model started in 2019, (b) an increase in consulting fees paid to professional consultants during the ordinary course of business and (c) the increase in insurance costs for Directors and Management following the 2018 IPO.

Income tax expenses decreased by 37.2% to RMB186.4 million (US$26.7 million) for the fiscal year of 2019 as compared to RMB296.8 million for the same period of 2018, primarily due to the decrease in the amount of taxable income.

Net income decreased by 37.9% to RMB534.6 million (US$76.6 million) for the fiscal year of 2019 as compared to RMB860.9 million for the same period of 2018.

Basic and diluted earnings per ADS were RMB7.80 (US$1.12) and RMB7.29 (US$1.04), respectively, compared to RMB13.76 and RMB12.39, respectively, in the same period of 2018. One ADS represents 20 ordinary shares.

As of December 31, 2019, the Company held cash and cash equivalents of RMB1.7 billion (US$244.5 million), compared with RMB3.2 billion as of December 31, 2018. The decrease was primarily due to the reduction of idle cash allowed by instant repayments to trust companies after borrowers made payments for the underlying loans.

The aggregate delinquency rate for loans originated by the Company, which is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date, by (ii) the aggregate total amount of loans we originated since 2014, decreased from 7.6% as of December 31, 2018 to 5.4% as of December 31, 2019.

Recent Development

In January 2020, a novel strain of coronavirus was reported to have surfaced in China, known as COVID-19, which soon spread throughout China and certain other countries. The COVID-19 outbreak is expected to impose interruptions on China’s macroeconomy and may adversely impact our results of operations. The COVID-19 outbreak has caused, and may continue to cause, companies in China to implement adjustment of work schemes, impose additional quarantine measures or even temporary or permanent business closure. Results of operations for MSEs, whose owners are our primary customer group, may be materially and adversely impacted. As a result of the COVID-19 outbreak, our normal work schedule and results of operations may be adversely impacted, and our revenues for this period may be difficult to predict. The COVID-19 outbreak may also have a material adverse effect on China’s real estate market, which may increase the risks of the loans we facilitate. Many cities in China are also subject to temporary lockdown, travel restriction or other forms of quarantine. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain or treat its impact, among others.

Business Outlook

For the first quarter of 2020, based on the information available as of the date of this press release, after taking into consideration of the COVID-19 outbreak, which will affect the operation of MSEs whose owners are our main customers, we expect to be breakeven in the first quarter of 2020. The first quarter, which also encompasses the Chinese New Year holiday, is generally also the slowest quarter of the year for loan originations.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, March 16, 2020 (8:00 PM Beijing/ Hong Kong Time on the same day, March 16, 2020).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on March 23, 2020.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10140108

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9762 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2019, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance facilitates loans by connecting micro-and small-enterprise (“MSE”) owners with its funding partners. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitates are primarily funded through a trust lending model with its trust Company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.com

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets (in thousands)

	December 31, 2018	December 31, 2019
	RMB	RMB	US$
Assets

Cash and cash equivalents	3,161,658	1,705,356	244,453
Loans principal, interest and financing service fee receivables (net of allowance of RMB863,038 and RMB1,108,078 as of December 31, 2018 and December 31, 2019, respectively)	14,998,286	10,258,019	1,470,431
Available-for-sale investments	682,252	654,328	93,794
Property and equipment	19,166	9,196	1,318
Intangible assets and goodwill	4,176	3,738	536
Deferred tax assets	217,615	288,522	41,358
Deposits	178,218	133,513	19,138
Right-of-use asset (1)	-	38,134	5,466
Other assets	93,346	207,524	29,747

Total assets	19,354,717	13,298,330	1,906,241

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	4,213,900	870,778	124,821
Other borrowings	11,110,876	6,652,138	953,547
Accrued employee benefits	42,179	37,276	5,343
Income tax payable	689,415	757,966	108,650
Deferred tax liabilities	1,306	10,333	1,481
Lease liability (1)	-	38,134	5,466
Credit risk mitigation position	-	928,702	133,124
Other liabilities	251,486	404,469	57,980

Total liabilities	16,309,162	9,699,796	1,390,412
Ordinary shares (3,800,000,000 shares authorized, 1 share with HKD0.0001 as par value and 1,230,434,040 shares with USD0.0001 as par value issued as of December 31, 2018 and 2019, respectively)	917	917	131
Additional paid-in capital	921,703	937,590	134,398
Retained earnings	2,127,502	2,662,146	381,604
Accumulated other comprehensive losses	(4,567)	(2,119)	(304)

Total shareholders’ equity	3,045,555	3,598,534	515,829

Total liabilities and shareholders’ equity	19,354,717	13,298,330	1,906,241

(1) On January 1, 2019, the Company adopted ASC 842, the new lease standard, using the optional transition method.

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended December 31
	2018	2019	2019
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	1,035,582	591,828	84,835
Interest on deposits with banks	4,065	5,074	727

Total interest and fees income	1,039,647	596,902	85,562

Interest expense	(470,096)	(236,808)	(33,945)

Net interest and fees income	569,551	360,094	51,617

Collaboration cost for sales partners	-	(75,777)	(10,862)

Net interest and fees income after collaboration cost	569,551	284,317	40,755
Provision for credit losses	(122,434)	(39,810)	(5,707)

Net interest and fees income after provision for credit losses	447,117	244,507	35,048

Realized gains on sales of investments, net	1,785	3,447	495
Other losses, net	(19,571)	(697)	(100)

Total non-interest revenue	(17,786)	2,750	395

Operating expenses
Employee compensation and benefits	(84,439)	(67,439)	(9,667)
Share-based compensation expense	(9,929)	(3,972)	(569)
Taxes and surcharges	(20,006)	(19,991)	(2,866)
Operating lease cost	(13,789)	(8,036)	(1,152)
Offering expenses	(880)	-	-
Other expenses	(47,224)	(63,723)	(9,134)

Total operating expenses	(176,267)	(163,161)	(23,388)

Income before income tax	253,064	84,096	12,055
Income tax expense	(65,002)	(23,113)	(3,313)

Net income	188,062	60,983	8,742

Earnings per share
Basic	0.15	0.04	0.01
Diluted	0.14	0.04	0.01
Earnings per ADS(1 ADS equals 20 ordinary shares)
Basic	3.01	0.89	0.13
Diluted	2.71	0.81	0.12

Other comprehensive income
Net unrealized gains / (losses) on available-for-sale investments	658	(390)	(56)
Foreign currency translation adjustment	(2,051)	(4,047)	(580)

Comprehensive income	186,669	56,546	8,106

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Twelve months ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	4,278,820	2,953,481	423,365
Interest on deposits with banks	13,845	16,680	2,391

Total interest and fees income	4,292,665	2,970,161	425,756

Interest expense	(1,943,059)	(1,309,836)	(187,758)

Net interest and fees income	2,349,606	1,660,325	237,998

Collaboration cost for sales partners	-	(174,042)	(24,948)

Net interest and fees income after collaboration cost	2,349,606	1,486,283	213,050

Provision for credit losses	(433,754)	(362,735)	(51,996)

Net interest and fees income after provision for credit losses	1,915,852	1,123,548	161,054

Realized gains on sales of investments, net	3,185	33,813	4,848
Other (losses)/ gain, net	(14,583)	94,648	13,567

Total non-interest revenue	(11,398)	128,461	18,415

Operating expenses
Employee compensation and benefits	(443,071)	(228,135)	(32,702)
Share-based compensation expense	(39,715)	(15,886)	(2,277)
Taxes and surcharges	(81,198)	(67,690)	(9,703)
Operating lease cost	(58,318)	(36,608)	(5,248)
Offering expenses	(10,859)	-	-
Other expenses	(113,556)	(182,678)	(26,186)

Total operating expenses	(746,717)	(530,997)	(76,116)

Income before income tax	1,157,737	721,012	103,353
Income tax expense	(296,828)	(186,368)	(26,715)

Net income	860,909	534,644	76,638

Earnings per share
Basic	0.69	0.39	0.06
Diluted	0.62	0.36	0.05
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	13.76	7.80	1.12
Diluted	12.39	7.29	1.04

Other comprehensive income
Net unrealized gains / (losses) on available-for-sale investments	1,586	(1,518)	(218)
Foreign currency translation adjustment	(1,683)	3,965	568

Comprehensive income	860,812	537,091	76,988